Exhibit 99.2

RANDGOLD RESOURCES LIMITED

Incorporated in Jersey, Channel Islands

Reg. No. 62686

LSE Trading Symbol: RRS

NASDAQ Trading Symbol: GOLD

KIBALI POURS FIRST GOLD AHEAD OF SCHEDULE

Denver, Colorado, 24 September 2013 - The giant Kibali gold project in the Democratic Republic of Congo has successfully started production well ahead of its original year-end target and still in line with capital forecasts, Mark Bristow, chief executive of part-owner Randgold Resources, which is developing and operating the project, announced here today.

Prior to speaking at the annual Denver Gold Forum, Bristow said that the Randgold development team had only moved on site in January 2010, and since then had built a world-class gold mine in one of Africa’s remotest regions, in the process more than doubling its reserves to 11 million ounces and increasing its resources to 21 million-plus ounces.

“It has been an enormous feat of geology, metallurgy, engineering and logistics, as well as negotiation and diplomacy, and its success is a tribute to the Randgold team as well as the Congolese authorities, the local community and our business partners, contractors and suppliers,” he said. Kibali represents an initial investment of US$1.7 billion by Randgold and its partner, AngloGold Ashanti.

With the earlier start-up, Bristow said, Kibali was expected comfortably to exceed its production target of 30 000 ounces for the rest of this year, and was on track to meet next year’s forecast of 550 000 ounces. The project is being developed in two phases. In the first, the plant’s oxide circuit has been commissioned early and is treating oxide ore from the stockpile of more than a million tonnes already produced by the open pit mine. Gold sales are scheduled to start next month when the circuit is in a steady state. The sulphide circuit will be commissioned in the second quarter of 2014. Phase 2, which runs concurrently with Phase 1 but extends to 2016, will include the completion of the underground mine, where development is already well advanced. The underground mine is scheduled to access first ore in early 2015 with stoping operations starting later in that year. Kibali will also commission four hydropower facilities during the two phases to allow the mine to access low cost energy from the abundant hydropower potential in the DRC.

Bristow said the enormous relocation programme, which has involved the resettlement of more than 4 000 households in 14 villages on the Kibali site to a new model town, Kokiza, had also been completed on schedule. The administration of Kokiza is now in the process of being handed over to a local administration.

“Kibali is the fifth world-class gold mine Randgold has delivered to its stakeholders since 2000 when Morila was commissioned, and it is significant that we are doing so at a time when the gold mining industry generally is cancelling projects, cutting budgets and revising growth plans downwards in the face of the drop in the gold price. This again illustrates the merit of Randgold’s long-term strategy of creating value through discovery and development, and of continuing to invest in our future even when the gold price turns down,” he said.

In his subsequent presentation to the Forum, Bristow was due to say that having failed to create any real value during gold’s 10-year bull run, the mining industry was now again facing a struggle for survival.

“The problem quite simply is that as the gold price increased, there was a rush to increase production at all costs. Because of a lack of past investment in growth, the industry has not been able to replace the ore it has mined at the same grade. In fact, its reserve grade has decreased by more than half over this period. And because it has continued mining at above the reserve grade, the problem has got worse every quarter,” his speech continued.

“To maintain or increase production when the grade has halved, you have to double your mining and processing capacity, which means that you also more than double your capital and operating costs per ounce. This is the real issue facing the industry. In order to reduce cash costs and deliver improved returns, the industry will have to move its operations back up the grade curve, which will entail taking out a lot of current production, painful as that may be.”

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ENQUIRIES:

Mark Bristow Kibali chairman & Randgold CEO +44 788 071 1386	Graham Shuttleworth Randgold Financial Director +44 779 771 1338	Kathy du Plessis Randgold investor & media relations +44 20 7557 7738 / randgold@dpapr.com

Website: www.randgoldresources.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: Except for the historical information contained herein, the matters discussed in this news release are forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934, and applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, the estimation of mineral reserves and resources, the realisation of mineral reserve estimates, the timing and amount of estimated future production, costs of production, reserve determination and reserve conversion rates. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as ‘will’, ‘plans’, ‘expects’ or ‘does not expect’, ‘is expected’, ‘budget’, ‘scheduled’, ‘estimates’, ‘forecasts’, ‘intends’, ‘anticipates’ or ‘does not anticipate’, or ‘believes’, or variations of such words and phrases or state that certain actions, events or results ‘may’, ‘could’, ‘would’, ‘might’ or ‘will be taken’, ‘occur’ or ‘be achieved’. Assumptions upon which such forward-looking statements are based are in turn based on factors and events that are not within the control of Randgold Resources Limited (‘Randgold’) and there is no assurance they will prove to be correct. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Randgold to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to mining operations, including political risks and instability and risks related to international operations, actual results of current exploration activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, as well as those factors discussed in Randgold’s filings with the US Securities and Exchange Commission (the ‘SEC’). Although Randgold has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Randgold does not undertake to update any forward-looking statements herein, except in accordance with applicable securities laws. CAUTIONARY NOTE TO US INVESTORS: The SEC permits companies, in their filings with the SEC, to disclose only proven and probable ore reserves. We use certain terms in this release, such as ‘resources’, that the SEC does not recognise and strictly prohibits us from including in our filings with the SEC. Investors are cautioned not to assume that all or any parts of our resources will ever be converted into reserves which qualify as ‘proven and probable reserves’ for the purposes of the SEC’s Industry Guide number 7.